Exhibit 6.4

ADVISORY AGREEMENT

CONFIDENTIAL	March 25, 2021

HOLLISTER ASSOCIATES

c/o Christopher Hollister

713 New Market Drive

Mount Pleasant, SC 29464

chollister@hollisterassociatesllc.com

Copy to:

Kris Haber

stealthkth@gmail.com

Dear Gentlemen:

Energy Exploration Technologies Inc., a Commonwealth of Puerto Rico corporation (“EnergyX” or the “Company”), is pleased to invite you (“Advisor” or “you”) to join our team as an Advisor. We are looking forward to tapping your expertise as we build our business. EnergyX and the Advisor are collectively referred to herein as the “Parties” and individually as a “Party”.

This letter agreement (the “Advisory Agreement”) reflects our understanding as to your agreement with EnergyX.

1. Term. You will begin serving as an Advisor to the Company on the date of full execution (“Effective Date”) of this Advisory Agreement and your service shall end on the date that is the earlier of (i) twelve (12) months from the Effective Date or (ii) the date that this Advisory Agreement is terminated by either party pursuant to Section 9 below (the “Term”). You will serve at the discretion of the Chief Executive Officer of the Company. Termination of this Advisory Agreement shall not affect the reimbursement of expenses incurred by you or fees to which you are entitled in accordance with Sections 3 or 4.

2. Services to be Provided. As an Advisor, you will provide the Company ongoing strategic, funding, and business development advice and counsel through your representative, Kris Haber (the “Services”). You and the Company agree that the Services may be performed at locations other than the Company’s principal place of business and that you will be available on a reasonable “as needed” basis by the Company. You and the Company further agree that you and Kris Haber are actively involved in other businesses and you and Kris Haber shall be free to continue your involvement with those other businesses during the Term the Services to the Company are subject to your other activities.

3. Compensation. For performance of the Services, the Company will compensate Advisor in the form of a fee (an “Advisory Payment”) in the amount of 2.50% of all funds raised by the Company through any investment, including an investment by Obsidian Acquisition Partners, LLC in Series A Preferred Stock of the Company and any other financing round (each such investment, a “Company Financing”), from any individual or entity introduced to the Company prior to or during the Term (a “Covered Investor”) by Advisor. The Company will pay each Advisory Payment to the Advisor no later than 30 days after receipt by the Company of funds by or on behalf of a Covered Investor in connection with the closing of a Company Financing. As of the Effective Date, “Covered Investors” include the individuals and entities listed or referred to on Schedule 3 hereto. Advisor may amend Schedule 3 from time to time to include additional Covered Investors, with the agreement of the Company; however, a failure to amend the schedule shall not have any bearing on whether an individual or entity introduced to the Company by the Advisor is a Covered Investor for purposes of this Advisory Agreement.

4. Expenses. The Company will promptly reimburse you for all reasonable, out-of-pocket expenses incurred by you in acting as an Advisor to the Company, provided that you properly account for them in accordance with the Company’s policies and, provided further, that you obtain the written consent of the Company prior to incurring any such expense. The Company will reimburse you for up to $25,000 of legal expenses you incur with the firm of Carter Ledyard & Milburn LLP to represent you in a due diligence review of the Company and negotiation of agreements with the Company, including agreements to purchase Series A Preferred Stock of the Company and this Advisory Agreement, following the receipt by the Company of funds related to the closing of the Series A Preferred Stock transaction with Obsidian Acquisition Partners, LLC.

5. Confidentiality. As an Advisor, you are one of a limited number of persons who will have access to, and may be involved in, the creation of confidential and proprietary information and trade secrets of the Company.

(a) You acknowledge that

(i) the business in which the Company is engaged in is intensely competitive and that your engagement by the Company will require that you have access to and knowledge of confidential information of the Company, including, but not limited to, all of the Company’s plans for creation, acquisition or disposition of products, publications and websites, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, customer lists, product development plans, rules and regulations, personnel information and trade secrets of the Company and that, if written, have been marked by the Company as “confidential”, all of which are of vital importance to the success of the Company’s business (collectively,“Confidential Information”);

(ii) the direct or indirect disclosure of any Confidential Information would place the Company at a serious competitive disadvantage and would do serious damage, financial and otherwise, to the Company’s business; and

(iii) you may be required to execute Confidentiality Agreements by partners and affiliates of the Company.

(b) Covenant Against Disclosure. You therefore covenant and agree that all Confidential Information relating to the business products and services of the Company or any subsidiary, affiliate or customer shall be and remain the sole property and confidential business information of the Company, free of any of your rights. You further agree not to make any use of the Confidential Information during the Term except in the performance of the Services, subject to applicable law, and during the Term not to disclose the information to third parties, without the prior written consent of the Company. Your obligations under this Section 5 shall survive any termination of this Advisory Agreement for a period of two years. You agree that, upon any termination, all Confidential Information in your possession, directly or indirectly, that is in written or other tangible form (together with all duplicates thereof) will forthwith be returned to the Company and will not be retained by you or furnished to any third party, either by sample, facsimile, film, audio or video cassette, electronic data, verbal communication or any other means of communication, provided that you may retain one copy of that Confidential Information if you are required to retain it by law and may retain a copy maintained in any automatic computer archival system. Those copies will remain subject to the confidentiality provisions of this agreement.

(c) You agree that, due to the unique nature of the Confidential Information, the unauthorized disclosure or use of the Confidential Information will cause irreparable harm and significant injury to EnergyX, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, you agree that EnergyX, in addition to any other available remedies, shall have the right to an immediate injunction and other equitable relief enjoining any breach or threatened breach of this letter Agreement, without the necessity of posting any bond or other security. You will notify EnergyX in writing immediately upon your becoming aware of any such breach or threatened breach.

(d) During the Term, or for the following two (2) year period, you will not, directly or indirectly, solicit or encourage to cease to work with the Company, any person or entity that is a client, customer, supplier or contractor of the Company or who was a client, customer, supplier, contractor the Company within the two (2) year period preceding the termination of your engagement, without the Company’s written consent. A general solicitation for employees in print or electronic media and your actions in negotiating and hiring those employees responding to a general solicitation will not be deemed to violate the provisions of this paragraph.

6. Work Product. You agree that the Company owns any and all of your discoveries, ideas, inventions, concepts, developments, know-how, trade secrets, works of authorship, materials, writings, drawings, designs, processes, techniques, formulas, data, specifications, technology, patent applications (and contributions thereto), and other creations that are conceived, created or otherwise developed by you pursuant to this Advisory Agreement and the Services in relation to Company business including direct lithium extraction separation, recovery, or refinery, and energy storage system development (“Work Product”). Work Product (whether currently existing or conceived, created or otherwise developed later), shall include, without limitation, all copyrights, trademarks, trade secrets, patents, industrial rights and all other intellectual and proprietary rights related thereto.

7. Proprietary Information of Others. You agree that you will not breach any agreements to keep in confidence, or to refrain from using, the confidential, proprietary or trade secret information of a former or current employer, client or any other person. You will not bring any such information of an employer, client or other person to the Company, nor will you use any such information in your work for the Company, without written authorization from the Company and from such other person.

8. Independent Contractor. Your relationship to the Company is that of an independent contractor, and nothing in this Advisory Agreement will be deemed to establish any other relationship between you and the Company, such as employer-employee, principal-agent, partners or joint ventures. The Company shall have no control over the means or manner of performance by you of your obligations under this Advisory Agreement. Unless expressly authorized in writing by the Company, you shall not contract for or incur any obligations in the name of, or for the account of, the Company, accept payment from any party of any obligation due the Company, or make any representation, guarantee or other agreement relating to the business of the Company.

9. Termination. Advisor shall have the right to terminate this Advisory Agreement for any reason or for no reason upon ten (10) days’ prior written notice to the Company. Company shall have the right to terminate this Advisory Agreement for any reason or for no reason upon 30 days’ prior written notice to Advisor.

10. Special Purpose Acquisition Company First Option. From February 1, 2021 and for one year thereafter (the “Option Term”), persons associated with the Advisor (“Advisor Parties”) shall have the exclusive right to introduce to the Company a special purpose acquisition company (“SPAC”) interested in a transaction with the Company. The Company shall have no obligation to pay the Advisor Parties a fee in connection with a transaction with a SPAC so introduced to the Company. The Advisor Parties anticipate being compensated by the SPAC for such a transaction. If the “Pilot Delivery Date” (as defined below) shall not have occurred prior to September 6, 2021 (the “Delivery Deadline”), the Option Term shall be extended by the period of time between the Delivery Deadline and the Pilot Delivery Date. “Pilot Delivery Date” means the date that at least one of the Specified Mining Companies (as defined below) have installed the Company’s pilot equipment utilizing the Company’s lithium extraction technology at a lithium resource site operated by that Specified Mining Company. “Specified Mining Companies” means the mining companies set out on Schedule 10. Termination of this Agreement shall not affect the provisions of this Section 10, which shall remain in effect until expiration of the Option Term.

11. Miscellaneous.

(a) Successors; Binding Agreement. The Company shall have the right to assign this Advisory Agreement to any successor. This Advisory Agreement and the obligations of the Company hereunder and all of your rights hereunder shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns, provided, however, that your duties hereunder are personal to you and you therefore may not delegate or assign them.

(b) Amendment. No provision of this Advisory Agreement may be modified, waived or discharged unless such waiver, modification or discharge will be agreed to in writing and signed by the Advisor and by a duly authorized officer of the Company.

(c) Other Agreements. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Advisory Agreement.

(d) Assignment. The Advisor shall not be permitted to assign this Advisory Agreement to anyone.

(e) Governing Law. The laws of the State of New York will govern the validity, interpretation, construction and performance of this Advisory Agreement. Any dispute under this Agreement shall be resolved exclusively in the state or federal courts located in the Borough of Manhattan, City and State of New York and each party to this Advisory Agreement shall accept service in any such action brought in any such court.

(f) Survival. The obligations under Sections 3, 4, 5, 6, 7, 10 and 11 shall survive the expiration of this Advisory Agreement.

(g) Validity. The invalidity or enforceability of any provision of this Advisory Agreement shall not affect the validity or enforceability of any other provision of this Advisory Agreement, which shall otherwise remain in full force and effect. Moreover, if any one or more of the provisions contained in this Advisory Agreement is held to be excessively broad as to duration, scope or activity, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent compatible with applicable law.

(h) Counterparts. This Advisory Agreement may be executed in several counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument.

(i) Headings. All descriptive headings in this Advisory Agreement are inserted for convenience only and shall be disregarded in construing or applying any provision of this Advisory Agreement.

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ADVISORY AGREEMENT

The Company hopes that you are pleased with the terms set forth in this Advisory Agreement. If so, please sign and return to the Company the enclosed copy of this letter, which will then constitute our agreement on this subject.

Sincerely,
Energy Exploration Technologies, Inc.

By:	/s/ Teague Egan
Teague Egan
Chief Executive Officer

Agreed to and accepted on this Effective Date:

HOLLISTER ASSOCIATES

By:
Christopher Hollister, Chief Executive Officer

Acknowledged and Agreed on this Effective Date:

By:
Kris Haber

[Signature Page to Board Advisor Letter Agreement]

Schedule 3

Covered Investors

IAG Mobility and Electrification Fund, L.P. and its Affiliates

Each of the Class A Members of Obsidian Acquisition Partners, LLC

Schedule 10

Specified Mining Companies

1) Albemarle

2) SQM

3) Livent

4) Orocobre

5) Total

6) Compass

7) Rio Tinto

8) Terra Lithium

9) Eramet

10) Ganfeng